AB
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10027831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bonds.com, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

1515 S. Federal Highway
(No. and Street)

Boca Raton	Florida	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jenny Duncan (561) 953-5356
(Area Code – Telephone No.)

SEC Mail Processing
Section

FEB 26 2010

Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

JD
3/10/2010

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Joseph Nikolson swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Bonds.com, Inc.**, as of Feb 25, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President/CEO
Title

NOTARY PUBLIC-STATE OF FLORIDA
Iliana A. Ramirez
Commission # DD957961
Expires: FEB. 03, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m) A copy of the SIPC Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF REGISTERED INDEPENDENT ACCOUNTANT

Executive Management
Bonds.com, Inc.
Boca Raton, FL

We have audited the accompanying balance sheet of Bonds.com, Inc. (the "Company"), as of December 31, 2009, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bonds.com, Inc. as of December 31, 2009, and the results of its operations, changes in members' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 24, 2010

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
4455 Military Trail, Suite 201 ◆ Jupiter, Florida 33458-4843 ◆ t: 561.622.8920 ◆ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ◆ Sunrise, Florida 33325-6254 ◆ t: 954.974.3544 ◆ f: 954.974.3680

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current assets:		
Cash and cash equivalents	$	151,680
Receivable from clearing organization		1,311,220
Deposit with clearing organization		100,000
Investment securities		9,547
Prepaid expenses and other assets		43,235
Total current assets		1,615,682
Other assets		2,495
Total assets	$	1,618,177

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	3,419
Accrued expenses		61,245
Due to parent company		459,105
Due to clearing organization		15,895
Total current liabilities		539,664
Total liabilities		539,664
Commitments and contingencies		
Stockholder's equity		
Common stock $0.01 par value; 1,000 authorized, issued and outstanding		10
Additional paid in capital		2,418,599
Accumulated deficit		(1,340,096)
Total stockholder's equity		1,078,513
Total liabilities and stockholder's equity	$	1,618,177

See the accompanying notes to the financial statements.

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Trading revenues	$ 3,903,428
Total revenues	3,903,428
Operating expenses:	
Payroll and benefits	1,332,956
Commissions	1,045,642
Rent and occupancy	293,892
Clearing and execution	236,131
Technology and communications	112,027
Revenue sharing agreements	98,097
Information and data services	95,874
Professional fees	84,760
Travel and entertainment	84,694
Regulatory fees	72,144
General and administrative	61,738
Insurance	52,840
Marketing and promotion	2,866
Total operating expenses	3,573,661
Income from operations	329,767
Other income (expense):	
Interest income	8,120
Interest expense	(2,720)
Total other income (expense)	5,400
Net income before income taxes	335,167
Income taxes	-
Net income	$ 335,167

See the accompanying notes to the financial statements.

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2008	1,000	$ 10	$ 1,918,599	$ (1,675,263)	$ 243,346
Capital contribution from Bonds.com Group, Inc.	-	-	700,000	-	700,000
Capital distribution to Bonds.com Group, Inc.	-	-	(200,000)	-	(200,000)
Net income	-	-	-	335,167	335,167
Balance, December 31, 2009	1,000	$ 10	$ 2,418,599	$ (1,340,096)	$ 1,078,513

See the accompanying notes to the financial statements.

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 335,167
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in receivable from clearing organization	(1,074,558)
Increase in investment securities	(9,547)
Decrease in prepaid expenses and other assets	415
Increase in accounts payable	3,419
Increase in accrued expenses	14,334
Increase in due to clearing organization	14,362
Increase in due to parent company	346,029
Net cash used in operating activities	(370,379)
Cash flows from financing activities:	
Capital contribution from Bonds.com Group, Inc.	700,000
Capital distribution to Bonds.com Group, Inc.	(200,000)
Net cash provided by financing activities	500,000
Net increase in cash and cash equivalents	129,621
Cash and cash equivalents - beginning of period	22,059
Cash and cash equivalents - end of period	$ 151,680
Supplemental disclosure of cash activities:	
Taxes paid	$ -
Interest paid	$ -

See the accompanying notes to the financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Bonds.com, Inc. (the "Company") was incorporated in the State of Delaware on April 27, 1999 under the name Pedestal Capital Markets, Inc. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"). In October 2007, the Company registered in Florida as a foreign corporation and was acquired by Bonds.com Group, Inc. (the "Parent"). After the acquisition, the name of the Company was changed to Bonds.com, Inc. The Company offers corporate bonds, municipal bonds, agency bonds, certificates of deposit, and U.S. Treasuries as well as other fixed income products. These offerings are made through its proprietary trading platform via its www.bondstation.com website and also through the Company's registered representatives. All securities transactions are cleared through a non-affiliated broker-dealer on a fully disclosed basis.

Use of Estimates

The preparation of statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with original maturities of three (3) months or less, to be cash equivalents.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted the Fair Value Measurements and Disclosures Topic of FASB ASC 820. FASB ASC 820 defines fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and expands disclosures about fair value measurements (note 4). This Topic applies under other accounting pronouncements that require or permit fair value measurements.

The Company carries cash and cash equivalents, receivables from clearing organizations, deposits with clearing organizations, accounts payable, accrued expenses and amounts due to the Parent in the financial statements at cost, which approximates fair market value because of the short-term maturity of those instruments.

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Management believes the financial risks associated with these financial instruments are not material. The Company places its cash with high credit quality financial institutions. The Company maintains its cash in bank deposit and investment brokerage accounts that, at times, may exceed federally insured limits. As of December 31, 2009, the amount in bank deposit accounts did not exceed the federally insured limits.

Securities Transactions

Securities transactions and the related revenues and commissions are recorded on a settlement basis.

Income Taxes

The Company is included in the federal income tax return filed by the Parent. Federal and state income taxes, if applicable, are allocated as if the Company filed on a separate return basis.

Operating Leases

The Company conducts its operations in Boca Raton, Florida through an expense sharing agreement with its Parent. Under that agreement, the Company is charged and pays the Parent on a monthly basis for its share of the lease expense based on a calculated percentage of Company employees to total consolidated Parent employees.

NOTE 2 – CLEARING AGREEMENT

The Company rents office space for its New York City office under a three month lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.

The Company has a clearing agreement with an unaffiliated clearing organization (the "Broker"). Under the agreement, the Broker provides the Company with execution, clearing and administrative services on a fully disclosed basis. The Company had $100,000 in its deposit account with the Broker at December 31, 2009, in accordance with its required minimum deposit.

NOTE 3 – PROPERTY AND EQUIPMENT

The Company does not own any property and equipment. The Company uses property and equipment of its Parent in connection with the expense sharing agreement.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted the Fair Value Measurements and Disclosures Topic of FASB ASC 820. FASB ASC 820 defines fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and expands disclosures about fair value measurements. This Topic applies under other accounting pronouncements that require or permit fair value measurements.

In accordance with FASB ASC 820, the Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS *(CONTINUED)*

Investment Securities

As of December 31, 2009, investment securities included certificates of deposits and corporate bonds. These securities are valued utilizing recent market transactions for identical or similar instruments to corroborate pricing service fair value measurements and are generally categorized in Level 2 of the fair value hierarchy.
Fair values of assets measured on a recurring basis at December 31, 2009 are as follows:

December 31, 2009	Fair Value	Quoted Prices in Active Markets for Identical Assets / Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investment securities	$ 9,547	-	9,547	$ -
Total assets measured at fair value on a recurring basis	$ 9,547	$ -	9,547	$ -

NOTE 5 – INCOME TAXES

An analysis of the components of the income before income taxes and the related income tax (benefit) is presented in the following tables. The tax amounts have been calculated using the 34% Federal and 5.5% state income tax rates.

The (provision) benefit for income taxes consists of the following:

Deferred taxes	$ -
Current taxes	-
Total	$ -

Deferred tax assets at December 31, 2009 consist of the following:

Deferred tax assets:	
Net operating loss carryforward	$ 545,716
Valuation allowance	(545,716)
Total deferred tax assets	$ -
Valuation allowance:	
Beginning of year	$ 718,977
Increase (decrease) during year	(173,261)
Ending balance	$ 545,716

NOTE 5 – INCOME TAXES *(CONTINUED)*

A reconciliation of income tax at the statutory rate to the Company's effective tax rates for the year ended December 31, 2009 is as follows:

Taxes at the statutory rate	$	113,957
Tax effect of permanent differences		47,137
State and local income taxes, net of federal tax benefit		12,167
Change in valuation allowance		(173,261)
Provision (benefit) for income taxes	$	-

As of December 31, 2009, the Company had net operating loss carryforwards of approximately $1,450,000, which will begin to expire in 2019.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company operates under an annual expense sharing agreement with its Parent. The agreement requires the Parent to make its personnel and facilities available to the Company to the extent necessary for the Company to provide its broker-dealer services. The Company shares office facilities, staff and office equipment with its Parent. The Company recorded as its portion of rent and technology expense approximately $289,000 and $104,000 respectively during the year ended December 31, 2009.

Several employees provide joint services to both companies and their payroll expense is shared. The President and the Chief Compliance Officer (who also acts as the Financial and Operations Principal) provide services to the Parent as well as to the Company. The Company has analyzed the time incurred for each company and determined that these officers dedicate approximately 50% and 75%, respectively, of their time to the Company. Of the approximate $1,334,000 allocated to the Company for salaries and benefits during the year ended December 31, 2009, approximately $149,000 represents cost allocations for these officers. Wherever possible, each company pays it own expenses.

Overhead expenses are paid by the Parent and allocated to the Company on a pro rata percentage based on number of employees. During the year, the Company was charged approximately $3,047,000 in shared expenses of which $459,000 was owed to the Parent at December 31, 2009.

NOTE 7 – STOCKHOLDERS' EQUITY

Capital Structure
The Company's Certificate of Incorporation authorizes the issuance of 1,000 shares of common stock, $0.01 par value.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash in bank accounts at times may exceed the FDIC insurable limits of $250,000. The Company has not experienced any previous losses due to this policy.

NOTE 9 – OFF BALANCE SHEET RISK

Retail customer transactions are cleared through the clearing broker on a fully disclosed basis. In the event that customers default on payments of funds or delivery of securities, the clearing broker may charge the Company for any loss incurred in satisfying the customers' obligations. Additional credit risk occurs if the clearing broker's affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customers' accounts for compliance with margin requirements.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is also required to maintain a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. Net capital and the related ratio of indebtedness may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $1,031,269, which was $931,269 above its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.52 to 1. The Company claims an exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Regulatory Compliance
During the period from September 24, 2008 through February 3, 2009, the Company was not in compliance with its minimum net capital or ratio of indebtedness. This noncompliance may result in regulatory fines and/or disciplinary actions against the Company and/or principals associated with the Company. The Company is unable at this time to estimate the nature and extent of potential loss or impairment to its business arising from regulatory action against the Company, if any. The ultimate outcome could be material to the Company's results of operations in the future.

Contingencies
From time to time, the Company may be subject to certain asserted and unasserted claims encountered in the ordinary course of its retail and online brokerage services business. The Company carries an errors and omissions insurance policy to cover such incidences. The policy terms require that the Company pay a deductible of $50,000 per incident. It is the Company's belief that the resolution of any such claims will not have a material adverse effect on the Company's financial position or results of operations.

The Parent, as a publicly traded holding company, is involved in various actual and threatened lawsuits arising in the ordinary course of business, some of which could include the Company in the future and may involve claims for substantial amounts. The Company provides for accruals for these matters to the extent losses are deemed probable and reasonably estimable. The outcome of litigation is subject to numerous uncertainties. The ultimate resolution of these matters could be material to the Company's future results of operations, financial condition and liquidity.

SUPPLEMENTAL SCHEDULES

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2009

Total stockholder's equity	$ 1,078,513
Deductions:	
Non-allowable assets	
Prepaid expenses	1,930
Other receivables	41,305
Security deposits	2,495
Haircuts and non-allowable securities	1,514
Total non-allowable assets	47,244
Net capital	1,031,269
Aggregate indebtedness	
Accounts payable	3,419
Accrued expenses	61,245
Due to parent company	459,105
Due to clearing organization	15,895
Total aggregate indebtedness	539,664
Computation of basic net capital requirement	
6 2/3% of aggregate indebtedness	35,977
Minimum dollar net capital requirement	100,000
Basic net capital requirement	100,000
Net capital in excess of required minimum	$ 931,269
Excess net capital at 1,000%	$ 977,303
Ratio of aggregate indebtedness to net capital	0.52

Reconciliation:

Reconciliation with Company's computation (included in Part II of Form X-17 A-5) as of December 31, 2009

Net capital, as reported in Company's Part II	$ 1,031,269
Audit adjustments	-
Net capital, per December 31, 2009 audited report, as filed	$ 1,031,269

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2009

Bonds.com, Inc. is not required to file the above schedules as it claims exemption from Rule 15-c-3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Executive Management
Bonds.com, Inc.
Boca Raton, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Bonds.com, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries contained in the Company's cash disbursements journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050451 FINRA DEC
BONDS.COM INC 12*12
1515 S FEDERAL HWY STE 212
BOCA RATON FL 33432-7404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jenny Duncan (561) 953-3536

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6594.

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2454.)

7/30/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4140

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4140

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bonds.com, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of February, 2010.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,966,362
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	298,507
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	9,938
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	20,307
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	328,752
2d. SIPC Net Operating Revenues	$ 2,637,610
2e. General Assessment @ .0025	$ 6,594

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Bonds.com, Inc.

(A Wholly Owned Subsidiary of Bonds.com Group, Inc.)

Financial Statements

December 31, 2009

DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS